SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                              POSITRON CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    737397109
                                 (CUSIP Number)

                              Roger S. Mertz, Esq.
                                Severson & Werson
                       One Embarcadero Center, 26th Floor
                             San Francisco, CA 94111
                                 (415) 398-3344
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                January 22, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                                  SCHEDULE 13D

CUSIP No. 737397109

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           IMATRON INC.
                           IRS ID No. 94-2880078

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           a [   ]
                           b [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                           WC (Working Capital)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                           [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

            Organized under the laws of the State of New Jersey

NUMBER OF SHARES                                    7.  SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                                          Sole voting power over
PERSON WITH CUSIP No. 737397109                         9,000,000 shares

                                                    8.  SHARED VOTING POWER

                                                        None

                                                    9.  SOLE DISPOSITIVE POWER

                                                        9,000,000

                                                    10. SHARED DISPOSITIVE POWER

                                                        None

                                  ATTACHMENT TO
                                  SCHEDULE 13D
                              FILED WITH RESPECT TO
                              POSITRON CORPORATION

This Schedule 13D is being filed by Imatron Inc. (the "Reporting Person") with respect to the Common Stock, par value $.01 per share ("Common Stock") of Positron Corporation (the "Issuer").


ITEM 1.  SECURITY AND ISSUER

The class of  equity  security  is the  Common  Stock.  The  Issuer is  Positron
Corporation, a Texas corporation. The address of the Issuer's principal executive offices as of the date of the event requiring the filing of this statement is: 1304 Langham Creek Drive, Suite 310, Houston, Texas 77084.


ITEM 2.  IDENTITY AND BACKGROUND

(a) and (b) The identity and business address of the Reporting Person is:

Imatron Inc., a New Jersey corporation
389 Oyster Point Blvd.
So. San Francisco, CA 94080

(c) The principal business of the Reporting Person is designing, manufacturing and marketing high performance computed tomography scanners and providing services to other manufacturers of high tech medical equipment.

(d)  Convictions:  None

(e)  Suits, Proceedings or Judgments:  None


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION

The securities were purchased pursuant to a Stock Purchase Agreement between the Issuer and the Reporting Person, attached as Exhibit 7.2 to Reporting Person's Report on Form 8-K filed on June 16, 1998 and also attached as Annex A to Issuer's Definitive Proxy Statement filed on November 20, 1998. The consideration for the securities was payment of $100.00 and affirmative covenants taken for the benefit of Issuer (described more specifically below in Item 4). The purchase price for the acquired securities was derived from working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION

The purpose of the transaction was to acquire control of the Issuer and to make changes to the current management and policies of the Issuer. A further purpose is to arrange for and obtain substantial third party equity financing for the Issuer which is anticipated to cause a substantial dilution of existing shareholders, including the Reporting Person.

Effective May 1, 1998, Issuer and Reporting Person entered into a Stock Purchase Agreement pursuant to which Reporting Person would acquire a majority ownership of the outstanding Common Stock of Issuer at the time of closing on a fully-diluted and as-if-converted basis, except for out-of-the-money warrants and options determined at the time of closing. The consideration for purchase of these securities is set forth in Item 3 above, including making all reasonable efforts to cause the placement of ten product orders from Reporting Person's distributor in Japan over a 36 month period, using its best efforts to arrange for additional third party equity financing for Issuer to be contributed over a period of 18 months, and assisting Issuer as requested and agreed in preparing materials for the shareholders' meeting held in December, 1998, as well as a nominal cash payment of $100.00.

In conjunction with the execution of definitive agreements, Reporting Person began making working capital advances available to Issuer in May 1998 up to $500,000, which amount was subsequently revised by oral agreement between Issuer and Reporting Person to $600,000 in order to enable Issuer to meet a portion of its current obligations.

As part of these transactions, three of the four directors of Issuer resigned immediately preceding the shareholders' meeting in December, 1998, at which meeting the shareholders elected a single director, and approved an amendment to Issuer's Articles of Incorporation to increase the authorized Common Stock in order to enable Issuer to issue Common Stock to Reporting Person pursuant to the terms of the Stock Purchase Agreement.

The transaction contemplated by the Stock Purchase Agreement closed on January 22, 1999, at which time Issuer issued nine million (9,000,000) shares of Common Stock to Reporting Person, representing a majority of the outstanding Common
Stock of Issuer at January 22, 1999 on a fully-diluted and as-if-converted basis, except for out-of-the-money warrants and options determined as of that date. These shares have not been registered under the 1933 Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. Immediately following the closing, the sole director of Issuer's Board of Directors appointed two nominees of Reporting Person, S. Lewis Meyer and Gary H. Brooks, to Issuer's Board for a total of three directors. The Board thereupon held a meeting at which it elected Mr. Meyer as Chairman of the Board and Mr. Brooks as President, Chief Financial Officer and Secretary of Issuer. In addition to their positions with Issuer, Mr. Meyer is the Chief Executive Officer of Reporting Person and Mr. Brooks is its Chief Financial Officer.

Reporting Person, in conjunction with Issuer management, has developed a business plan to recapitalize the Company to support its re-entry into the medical imaging market based in significant part on the infusion of additional private equity capital generated through the efforts of Reporting Person. If successful, the infusion of additional capital will involve the issuance of additional shares of Issuer in turn diluting all existing shareholders, including Reporting Person. If and when issued, those shares will not be registered under the 1933 Securities Act and will not be able to be offered or sold in the United States absent registration or an applicable exemptionfrom registration

Except as set forth above, Reporting Person has no current plans or proposals that relate to or would result in the acquisition by any person of additional securities of the issuer or the disposition of securities of the Issuer, any extraordinary corporate transactions, any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of Issuer by any person, any material change in the dividend policy of the Issuer, or causing a class of securities of the Issuer to be delisted from a national securities exchange.


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

On January 22, 1999 Reporting Person acquired 9,000,000 shares of Issuer's Common Stock, representing 63.6% of the currently outstanding Common Stock of Issuer, and 53.9% of the currently outstanding Common Stock and Common Stock equivalents (consisting of Common Stock equivalents of Series A Preferred Stock and Series B Preferred Stock plus accumulated dividends). Reporting Person has the sole power to vote and to dispose of the above securities. There have been no other transactions in any securities of the Issuer by Reporting Person.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As noted above in Item 3, Reporting Person acquired the Common Stock pursuant to the Stock Purchase Agreement filed as an Exhibit to this statement and incorporated herein by reference. Further, as noted above in Item 4, S. Lewis Meyer and Gary H. Brooks, Chief Executive Officer and Chief Financial Officer respectively of Reporting Person, also serve as Chairman of the Board and President respectively of the Issuer. Neither Mr. Meyer nor Mr. Brooks currently owns individually any Common Stock or any other securities of Issuer, although it is anticipated that in their respective executive capacities for Issuer either or both Mr. Meyer and Mr. Brooks will participate in executive compensation programs involving or otherwise receive options or warrants involving Issuer's Common Stock.

Other than as stated above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and other persons with respect to any securities of the Issuer.

ITEM 7:  MATERIALS TO BE FILED AS EXHIBITS

The following is filed as an exhibit:

         Exhibit 1: Stock Purchase Agreement by and between Issuer and Reporting
                    Person (including Schedules and Exhibits).

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certified that the information set forth in this statement is true, complete and correct.

Date: February 1, 1999                      IMATRON INC.


                                            By: /s/ S. Lewis Meyer
                                            Its:    Chief Executive Officer